NQL Energy Services™
Taking Technology Downhole

1507 – 4th Street,
Nisku, Alberta T9E 7M9
Tel: 780.955.8828
Fax: 780.955.3309

05011341

Our File: 300.171

September 7, 2005

United States Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs/Mesdames;

Re: NQL Energy Services Inc. (the "Issuer")
Submission Pursuant to Rule 12g3-2(b) under the United States Security Act of 1934
Your File No. 82-2052

Further to the above-captioned matter, please find enclosed the following relevant documents since the date of the Issuer's submission of August 18, 2005:

	INFORMATION REFERRED TO IN SECTION (b)(1)(a)(i)	WHEN IT IS REQUIRED TO BE MADE PUBLIC	BY WHOM IT IS REQUIRED TO BE MADE PUBLIC, FILED WITH ANY SUCH EXCHANGE, OR DISTRIBUTED TO SECURITY HOLDERS
1.	Information which the Issuer has made or is required to make public since August 18, 2005 pursuant to the laws of Canada:		
	a. News releases	immediately	Issuer
	i. August 29, 2005		
	ii. September 2, 2005		
2.	Information which the Issuer has filed or is required to file with The Toronto Stock Exchange:		
	a. Material Change Report	immediately	Issuer
	b. the same information as referred to in item: 1. a.		
3.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer):		
	N/A		
4.	Materials which the Issuer has distributed to security holders as set out in a supplemental mailing list (maintained by the transfer agent for the Issuer) which materials are in addition to those listed in item 3.a. above:		
	N/A		

We trust you will find the foregoing satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned by telephone (780-955-6474) or e-mail (sue.foote@nql.com).

Regards,

Susan J. Foote
Corporate Secretary

Enclosures

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Announces Strategic Acquisition

NISKU, AB, Aug. 29 /CNW/ - NQL Energy Services Inc. (TSX - NQL) is pleased to announce that it has executed a definitive agreement to purchase the operating assets and business of Stabeco Industries Inc. ("Stabeco"), a privately-held Calgary-based company controlled by Mr. Jay Crooks, for $21.6 million of combined cash and NQL common stock. Closing of the transaction is expected in the next 14 days and is subject to certain conditions precedent customary in this type of transaction.

For the past 20 years Stabeco has been involved in the design, manufacture, rental and sale of specialized oil and gas drilling tools with a more recent focus on performance drilling applications. One of the fastest growing segments of the drilling market, performance drilling involves the use of a downhole mud motor to turn the drill bit in straight hole applications to increase drilling speed and reduce overall costs.

Stabeco's primary product is its patent protected square motor. The square motor is a downhole mud motor with a very strong and stiff square exterior housing running substantially the length of the motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding significant weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing deviation control and performance drilling technologies.

In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers (patents pending), near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars. See www.stabeco.com for detailed product information.

By revenue, the majority of Stabeco's diverse customer base is comprised of multi-national oil and gas producers whose drilling operations include such challenging deviation-prone regions as the deeper Canadian Foothills and Foothills Plains areas. Stabeco's key customer relationships span decades and are built upon the tenets of product innovation, reliability and customer responsiveness.

For the 12 months ended August 31, 2005, Stabeco is expected to generate revenue and proforma earnings before interest, taxes, depreciation and amortization ("EBITDA" - which NQL defines as gross margin less general and administrative expenses) of $18.2 million and $5.5 million respectively. Canadian operations account for approximately 95% of total revenue with the balance being generated in the United States and South America. Due to the organic growth of its square motor business, Stabeco's revenue and proforma EBITDA have each demonstrated a 56 percent compounded annual growth rate from the 12 month period ended August 31, 2002 to the 2005 expectations noted above.

NQL anticipates that the Stabeco transaction will be immediately accretive to the Company and will add approximately $0.02 per share of net earnings in 2005 and $0.10 per share in 2006. The impact on 2005 is expected to be significantly lower than the impact on 2006 as NQL is completing the acquisition relatively late in 2005 and anticipates that most of the synergies to be extracted from the acquisition will not take effect until early 2006. As a result of the acquisition, NQL is providing new 2005 guidance on a proforma basis incorporating the results of Stabeco effective September 1, 2005:

- EBITDA of $28 million to $32 million; and
- Net earnings of $0.28 per share to $0.32 per share.

At this time the Company is not providing guidance for the year 2006.

Mr. Jay Crooks, President of Stabeco, commented that "I am excited to be joining the NQL team and look forward to working with them in the years to come. I believe that NQL's extensive distribution network, manufacturing capability and strong balance sheet will allow us to expand Stabeco's revenue base beyond the capabilities of a small private company. The whole Stabeco team also looks forward to continuing to provide top notch service to those customers who have supported Stabeco over the years."

Total consideration of $21.6 million is split as to $16.6 million cash at closing and $5 million of NQL common stock priced at $4.21 per share. NQL will satisfy the cash portion of the consideration with approximately $8.0 million of cash-on-hand and approximately $8.6 million of incremental drawings on its existing term debt facility. Upon closing of the transaction, NQL expects to have approximately $14 million of availability under its lending facilities to finance ongoing working capital requirements and additional growth opportunities.

Kevin Nugent, President and CEO of NQL, commented that "the acquisition of Stabeco represents an important step for NQL and achieves management's stated goal of utilizing NQL's strong balance sheet to purchase product lines that: a) are complementary to the Company's existing business lines; and b) create incremental revenue opportunities by tapping into NQL's international distribution system. NQL currently competes with Stabeco in the performance drilling market in Canada making the square motor product line highly synergistic to NQL as well as relatively simple in terms of integration. As most of Stabeco's revenue comes from Canada, NQL has the opportunity to bring additional value to its shareholders by distributing Stabeco's products through our world-wide distribution network. Jay Crooks and his staff have done an impressive job of building an exciting organization and I am pleased that most of Stabeco's staff will be continuing forward as part of the NQL team."

NQL management will host a conference call on Tuesday, August 30, 2005 at 2:00 p.m. (Eastern Time), 12:00 p.m. (Mountain Time) to discuss the Stabeco transaction. To participate in the conference call, please dial 416-640-4127 in Toronto and internationally. If you are connecting from other parts of Canada or the U.S., please dial 800-814-4853. Please call 10 minutes prior to the start of the conference. In addition, a live webcast (listen-only mode) of the conference call will be available at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1230020. A replay of the conference call will be available at 416-640-1917 or 877-289-8525; passcode 21150589 followed by the number sign from 4:00 p.m. (Eastern Time) August 30, 2005 to 11:59 p.m. (Eastern Time) September 30, 2005.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Non-GAAP Measures

In this press release, we have included additional measures of earnings, such as "EBITDA" (earnings before interest, taxes, depreciation and amortization - which the Company defines as gross margin less general and administrative expenses), as we believe that this information will assist investors' understanding of the level of our core earnings and to assess our performance in comparison to prior periods. We believe that conventional financial measures of performance prepared in accordance with Canadian generally accepted accounting principles ("GAAP") do not fully illustrate our core earnings. These non-GAAP performance measures, such as EBITDA, do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Accordingly,

they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Disclosure Regarding Forward - Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

%SEDAR: 00003534E

/For further information: please contact: Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.)

CO: NQL Energy Services Inc.

CNW 08:04e 29-AUG-05

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
NQL Completes Strategic Acquisition

NISKU, AB, Sept. 2 /CNW/ - NQL Energy Services Inc. (TSX - NQL) is pleased to announce that it has completed the previously announced $21.6 million acquisition of the operating assets and business of Stabeco Industries Inc. ("Stabeco"), a privately-held Calgary-based company controlled by Mr. Jay Crooks. The purchase price is split as to $16.6 million cash and $5 million of NQL common stock priced at $4.21 per share. In conjunction with the acquisition, Mr. Crooks and most of the Stabeco employees will be continuing forward as part of the NQL team.

For the past 20 years Stabeco has been involved in the design, manufacture, rent and sale of specialized oil and gas drilling tools with a more recent focus on performance drilling applications. One of the fastest growing segments of the drilling market, performance drilling involves the use of a downhole mud motor to turn the drill bit in straight hole applications to increase drilling speed and reduce overall costs.

Stabeco's primary product is its patent protected square motor. The square motor is a downhole mud motor with a very strong and stiff square exterior housing running substantially the length of the motor. As a result of this patented design, Stabeco is able to provide its customers with a highly cost effective downhole motor capable of withstanding significant weight on bit without causing significant deviation from a straight trajectory. The combination of weight on bit and stabilization has been proven to significantly reduce drilling time while also offering Stabeco's customers a competitive cost solution relative to competing technologies.

In addition to square motors, other specialty drilling tools provided by Stabeco include slant reamers (patents pending), near bit reamers, integral blade stabilizers, tapered blade reamers, keyseat wipers, drilling jars, round motors and square drill collars. See www.stabeco.com for detailed product information.

NQL anticipates that the Stabeco transaction will be immediately accretive to the Company and will add approximately $0.02 per share of net earnings in 2005 and $0.10 per share in 2006. The impact on 2005 is expected to be significantly lower than the impact on 2006 as NQL is completing the acquisition relatively late in 2005 and anticipates that most of the synergies to be extracted from the acquisition will not take effect until early 2006.

The acquisition of Stabeco represents an important step for NQL in that it adds product lines that: a) are complementary to the Company's existing business lines; and b) create incremental revenue opportunities by tapping into NQL's international distribution system. NQL currently competes with Stabeco in the performance drilling market in Canada making the square motor product line highly synergistic to NQL as well as relatively simple in terms of integration. As most of Stabeco's revenue comes from Canada, NQL has the opportunity to bring additional value to its shareholders by distributing Stabeco's products through our world-wide distribution network.

NQL Energy Services Inc. is an industry leader in providing downhole tools, technology and services used primarily in drilling applications in the oil and gas, environmental and utility industries on a worldwide basis. NQL trades on the Toronto Stock Exchange under the symbol NQL.

Disclosure Regarding Forward-Looking Statements

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of NQL to be materially different from any future results implied by such forward-looking statements.

Such factors include fluctuations in the market for oil and gas related products and services, demand for products and services in the drilling industry generally, political and economic conditions in countries in which NQL does business, the ability of NQL to attract and retain key personnel, technological change, the demand for services and products provided by NQL and other factors which are described in further detail in NQL's continuous disclosure filings.

%SEDAR: 00003534E

/For further information: please contact Kevin L. Nugent, President and Chief Executive Officer, (403) 266-3700 or kevin.nugent(at)nql.com.;
To request a free copy of this organization's annual report, please go to http://www.newswire.ca and click on reports(at)cnw./
(NQL.)

CO: NQL Energy Services Inc.

CNW 08:18e 02-SEP-05

FORM NI 51-102F3 National Instrument 51-102

MATERIAL CHANGE REPORT

ITEM I. **Reporting Issuer:**

NQL Energy Services Inc. ("**NQL**")
1507 - 4th Street
Nisku, Alberta
T9E 7M9

ITEM II. **Date of Material Change:**

August 29, 2005

ITEM III. **Press Release**

A. The Issuer distributed a press release via Canada NewsWire on August 29, 2005.

B. The Issuer distributed a press release via Canada NewsWire on September 1, 2005.

ITEM IV. **Summary of Material Change:**

A. On August 29, 2005, NQL Energy Services Inc. announced its intention to purchase the operating assets and business of Stabeco Industries Inc.

B. On September 1, 2005, NQL Energy Services Inc. announced that it had completed the previously announced acquisition of the operating assets and business of Stabeco Industries Inc.

ITEM V. **Full Description of Material Change:**

A. On August 29, 2005, NQL Energy Services Inc. announced that it had executed a definitive agreement to purchase the operating assets and business of Stabeco Industries Inc. ("Stabeco"), a privately-held Calgary-based company controlled by Mr. Jay Crooks, for $21.6 million of combined cash and NQL common stock. Closing of the transaction is expected in the next 14 days and is subject to certain conditions precedent customary in this type of transaction.

For the 12 months ended August 31, 2005, Stabeco is expected to generate revenue and proforma earnings before interest, taxes, depreciation and amortization ("EBITDA" – which NQL defines as gross margin less general and administrative expenses) of $18.2 million and $5.5 million respectively. Canadian operations account for approximately 95% of total revenue with the balance being generated in the United States and South America. Due to the organic growth of its square motor business, Stabeco's revenue and proforma EBITDA have each demonstrated a 56 percent compounded annual growth rate from the 12 month period ended August 31, 2002 to the 2005 expectations noted above.

NQL anticipates that the Stabeco transaction will be immediately accretive to the Company and will add approximately $0.02 per share of net earnings in 2005 and $0.10 per share in 2006. The impact on 2005 is expected to be significantly lower than the impact on 2006 as NQL is completing the acquisition relatively late in 2005 and anticipates that most of the synergies to be extracted from the acquisition will not take effect until early 2006. As a result of the acquisition, NQL is providing new 2005 guidance on a proforma basis incorporating the results of Stabeco effective September 1, 2005:

- EBITDA of $28 million to $32 million; and
- Net earnings of $0.28 per share to $0.32 per share.

At this time the Company is not providing guidance for the year 2006.

Total consideration of $21.6 million is split as to $16.6 million cash at closing and $5 million of NQL common stock priced at $4.21 per share. NQL will satisfy the cash portion of the consideration with approximately $8.0 million of cash-on-hand and approximately $8.6 million of incremental drawings on its existing term debt facility. Upon closing of the transaction, NQL expects to have approximately $14 million of availability under its lending facilities to finance ongoing working capital requirements and additional growth opportunities.

B. On September 1, 2005, NQL Energy Services Inc. completed the previously announced $21.6 million acquisition of the operating assets and business of Stabeco Industries Inc. ("Stabeco"), a privately-held Calgary-based company controlled by Mr. Jay Crooks. The purchase price is split as to $16.6 million cash and $5 million of NQL common stock priced at $4.21 per share (1,187,648 common shares). In conjunction with the acquisition, Mr. Crooks and most of the Stabeco employees will be continuing forward as part of the NQL team.

ITEM VI. **Confidentiality:**

This filing is not being made on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

ITEM VII. **Omitted Information:**

None.

ITEM VIII. **Executive Officer:**

To obtain further information, contact Kevin Nugent, President and Chief Executive Officer at:

Telephone: (403) 266-3700

DATED at Nisku, Alberta, this 2nd day of September, 2005.

NQL ENERGY SERVICES INC.

/s/ Kevin L. Nugent
Name: Kevin L. Nugent